

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 4, 2012

<u>Via E-mail</u>
Andrew S. Howell
President and Chief Executive Officer
Federal Home Loan Bank of Cincinnati
1000 Atrium Two, P.O. Box 598
Cincinnati, Ohio 45201-0598

     Re: Federal Home Loan Bank of Cincinnati
             Form 10-K for Fiscal Year Ended December 31, 2011
             Filed March 16, 2012
             File No. 000-51399

Dear Mr. Howell:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

            Sincerely,

            /s/ Suzanne Hayes
            Suzanne Hayes
            Assistant Director